Media Release

Chris Lynch to retire as Rio Tinto chief financial officer

15 September 2017

Rio Tinto chief financial officer Chris Lynch has informed the board that he intends to retire from his role by the end of September 2018.

Rio Tinto chief executive J-S Jacques said “Chris has made an outstanding contribution to the performance of Rio Tinto since he was appointed CFO in 2013 and I would like to personally thank him for his wise counsel and support since my appointment as chief executive.  He has committed to remain with the Group to ensure a smooth transition.”

Planning for the chief financial officer succession has been in progress and a replacement will be announced in due course.

Chris joined the Rio Tinto board in September 2011 and was appointed chief financial officer in April 2013.

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